UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number:  0-30628

                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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The following are included in this report on Form 6-K:

                                                                Sequential
        Exhibit                 Description                     Page Number

          1.
                  Press release dated September 7, 2005               4




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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: September 12, 2005            By: /s/ Dafna Gruber
                                       ---------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer




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                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO               Carmen Deville
+972 3 645 6252                 +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com       carmen.deville@alvarion.com
-------------------------       ---------------------------

                              FOR IMMEDIATE RELEASE


ALVARION ANNOUNCES COMMERCIAL AVAILABILITY OF BREEZEMAX(TM)
PRO CPE FOR WIMAX NETWORKS


       First Vendor to Ship Subscriber Units that Use New Intel WiMAX Chip


                                      ----


            TEL AVIV, Israel, September 7, 2005 -- Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced the commercial availability of BreezeMAX PRO, a WiMAX-ready, cost effective customer premises equipment (CPE) that uses the Intel(R) PRO/Wireless 5116 broadband interface chip. After successful beta trials, Alvarion is now fulfilling orders for the BreezeMAX PRO in volume production quantities for commercial deployments.


As BreezeMAX PRO is the first commercially available subscriber unit to use the new Intel WiMAX chip, it represents another major industry milestone in moving toward the widespread adoption of WiMAX standard products. It is also the culmination of joint development efforts with Intel since 2003.


As a complete WiMAX-ready solution, Alvarion's BreezeMAX offers the market a superior mix of price and performance, while enhancing operators' business models with seamless operation in large deployments. Based on Alvarion's enhanced WiMAX technology, BreezeMAX PRO's advantages of advanced PHY and MAC result in the highest level of modem performance plus a full suite of networking capabilities.


"We are pleased to be one of the first operators in the world to trial the BreezeMAX PRO CPE," said Carlos Morell, CEO of Iberbanda. "Since we began deploying our large commercial deployment last year using BreezeMAX, we have been able to serve large enterprises, SOHOs and residential users, all from the same base station and benefit from the improved performance and economics of this system."


BreezeMAX(TM) is Alvarion's WiMAX-ready platform that uses OFDM technology for advanced non-line-of-sight (NLOS) functionality and is designed for operators to offer broadband IP-based data and voice services. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer multiple services to thousands of subscribers in a single base station.

"We are committed to WiMAX technology given its cost effectiveness and ability to support wide-scale deployments," said Bertrand Lebarbier, Assistant General Manager of Altitude


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Telecom. "The integration of BreezeMAX PRO into our WiMAX-ready networks is a welcome achievement, and we intend to make the most of Alvarion's market leadership in the WiMAX arena."

The BreezeMAX platform has been designed from the ground up according to the IEEE 802.16-2004 standard and serves as a base for Alvarion's future mobile solution targeted towards the emerging IEEE 802.16e standard for mobile broadband services.


"With the commercial launch of the BreezeMAX PRO, the first Intel-based CPE, we have now taken the next major step as a company, and as an industry, toward the mainstream use of WiMAX services worldwide. The economic and technological advantages WiMAX offers operators are clearly demonstrated when deploying the BreezeMAX PRO," Zvi Slonimsky, CEO of Alvarion. "BreezeMAX PRO is further proof of our dedication to lead the WiMAX market to standards-based fixed, portable and mobile solutions."


About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.


Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.


As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum(TM) is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. For more information, visit Alvarion's World Wide Web site at www.alvarion.com


This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain


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relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.


Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.


You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.




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